EXHIBIT 12

CINEMARK HOLDINGS, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2009	2010	2011	2012
Computation of Earnings:
Pretax income (loss) from continuing operations before equity income (loss)	$(24,897)	$146,508	$210,939	$199,981	$283,709
Add:
Fixed charges	182,185	173,739	188,432	205,167	207,107
Amortization of capitalized interest	489	496	496	496	496
Distributed income (loss) of equity investees	(2,373)	(907)	(3,438)	5,651	13,109
Less:
Capitalized interest	(270)	—	—	—	—

TOTAL EARNINGS	$155,134	$319,836	$396,429	$411,295	$504,421

Computation of Fixed Charges:
Interest expense	$111,362	$97,730	$107,728	$118,358	$118,873
Capitalized interest	270	—	—	—	—
Amortization of debt issue costs	4,696	4,775	4,716	4,744	4,792
Interest factor on rent expense	65,857	71,234	75,988	82,065	83,442

TOTAL FIXED CHARGES	$182,185	$173,739	$188,432	$205,167	$207,107

RATIO OF EARNINGS TO FIXED CHARGES (1)	—	1.84x	2.10x	2.00x	2.44x

(1)

For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and that portion of rental expense which we believe to be representative of the interest factor. For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $27.1 million.